August 4, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (702) 214-4221

Delmar Janovec
Chief Executive Officer and Principal Financial Officer
AmeriResource Technologies, Inc.
3440 E. Russell Road
Suite 217
Las Vegas,  NV  89120

Re:	AmeriResource Technologies, Inc.
	Form 10-KSB for the year ended December 31, 2004
      Filed April 15, 2005
      File No. 0-20033

Dear Mr. Janovec:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Consolidated Statement of operations, page F-5

1. Please revise to include your revenue recognition policy within your footnotes to the financial statements. Also, tell us what business your revenues are being derived from.

2. Tell us how you determined that there were no costs of goods sold for the revenues that you generated during the last two years.


3. Please revise to provide the weighted average common shares outstanding for each period presented.

Consolidated Statement of Shareholders Equity, page F-6

4. In the consolidated statement of stockholders equity, we note the amount disclosed as fractional shares and rounding from splits.
Please tell us how this was calculated.

Consolidated Statement of Cash Flows, page F-7

5. We note the repayment of debt for $100,000 in the consolidated statement of cash flows. Please tell us what debt was repaid and reference the applicable footnote disclosure. It appears from the Statement of Stockholders` Equity that you issued 5,000,000 shares to reduce a note payable. If this is the case, why does this amount show up as a $100,000 outflow on the cash flow statement? Please note that only transactions that involve the exchange of cash should be recorded on the cash flow statement.

6. We note the use of shares of common stock to acquire ownership interests in various companies throughout 2004. Please update your disclosure of non-cash investing and financing activities to include these non-cash transactions. Please refer to FAS 95 paragraph 32.

7. Please tell us where the non-cash services through issuance of stock in the amount of $746,517 are recorded on the income statement.

Note 1.  Summary of Significant Accounting Policies

Nature of Business and Business Combinations, page F-8

8. It appears from your financial statements and other parts of the document that you have purchased and sold a number of businesses over the years. Please revise to clearly discuss each business that you are currently involved in and which businesses are generating revenues. We are unable to determine what the company`s current business is from the disclosures that are included in the financial statements.

9. It appears that you report having one operating segment. Based upon the information included in your Form 10-K it appears that you may have multiple operating segments based on the various acquisitions that you have entered into. In a supplemental response, please provide us with the analysis that you performed in
determining
your SFAS 131 operating segments.   How did you consider the
factors
addressed in paragraph 10 of SFAS 131? If you are relying upon the aggregation criteria in SFAS 131, please show us how you considered the factors addressed in paragraph 17.




10. We note your write-off of a lease in the amount of $1.7 million during 2004. Tell us why this amount was previously recorded as a note receivable before being written off. Tell us who owed this amount and what were the terms of the note receivable. In addition, tell us the purpose of entering into this transaction in the year 2000. It appears that you issued a convertible note payable that was later converted into shares of common stock and now you have written off the entire amount. We may have further comment.

11. We note that you acquired a 40% interest in EagleRider effective
January 27, 2004. Tell us how you determined the amount of the investment ($71,500). What was the value of the shares that you issued to obtain the 40% interest and how was this valued determined?
It appears that you are accounting for this investment using the equity method of accounting. Please revise to provide your accounting policy as it relates to using the equity method of accounting. Tell us where you have recorded the equity in earnings or losses in the income statement. In addition tell us how you determined to show a $71,500 outflow in the cash flow statement. We may have further comment.

12. As it relates to your investment in EagleRider please tell us how you determined that you weren`t required to disclose financial information related to your investment. For reference see Item
310(b)(2)(iii) of Regulation S-B.

13. We note the acquisition of the rights to POS software and hardware for 25,000,000 shares of R-144 common stock from Curtis Chambers. Tell us how this transaction affects the company and tell us how the Company acquired the rights to this software and hardware by the issuance of shares that don`t appear to belong to the Company.
We may have further comment.

14. Please tell us the portion of voting rights of RoboServer
Systems
Corp that are owned by AmeriResoure and what portion is owned by the officer and director of AmeriResource at December 31, 2004. In addition, we note that you consolidated RoboServer Systems in the quarter ended March 31, 2005. Please tell how you determined that RoboServer Systems should not have been consolidated for the year ended December 31, 2004. Please cite the relevant accounting literature in your response. We may have further comment.

15. We note that a number of acquisitions and dispositions took place in the year ended December 31, 2004. Please tell us how you determined the acquisitions individually and in aggregate were not material and did not require pro forma financial statements and historical audited financial statements of the acquired entities. Reference is made to Item 310(b)(2)(iv) of Regulation S-B.

Note 2.  Related Party Transactions

16. We note a related party loan of $19,736 but did not see the receipt of funds in the cash flows from financing activities.
Please
advise.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3486 if you have questions.

						Sincerely,



Daniel L. Gordon
Accounting Branch Chief
AmeriResource Technologies, Inc.
August 4, 2005


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